                                 SCHEDULE 13D/A

                                 (Rule 13d-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -------------------------------------

                      Under the Securities Exchange of 1934
                                 Amendment No. 7

                            ULTRALIFE BATTERIES, INC.
                            -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    903899102
                                 --------------
                                 (CUSIP Number)

             Glenn H. Epstein, Chairman and Chief Executive Officer
                       Intermagnetics General Corporation
                             450 Old Niskayuna Road
                             Latham, New York 12110
                                 (518) 782-1122
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 21, 2002
                          ----------------------------
                          (Date of Event that Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior covering page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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CUSIP No. 903899102                                                 SCHEDULE 13D


________________________________________________________________________________
(1) Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                                              Intermagnetics General Corporation
                                                                      14-1537454
________________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
(3)  SEC Use Only



________________________________________________________________________________
(4)  Source of Funds (See Instructions)



________________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
(6)  Citizenship or Place of Organization


                                                               State of New York
________________________________________________________________________________
              (7)   Sole Voting Power

  Number of
                    0
   Shares      _________________________________________________________________
              (8)   Shared Voting Power
Beneficially

  Owned by          0
               _________________________________________________________________
    Each       (9)  Sole Dispositive Power

  Reporting
                    0
   Person      _________________________________________________________________
               (10) Shared Dispositive Power
    With

                    0
________________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person



________________________________________________________________________________
(12) Check the Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                            [X]

________________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)

                                                                             0%

________________________________________________________________________________
(14) Type of Reporting Person (See Instructions)

                                                                             CO

________________________________________________________________________________


                                Page 2 of 5 Pages

         This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Intermagnetics General Corporation (the "Reporting Person") dated December 31, 1992, as amended by Amendment No. 1 to Schedule 13D, dated May 28, 1993, Amendment No. 2 to Schedule 13D, dated December 1, 1994, Amendment No. 3 to
Schedule 13D, dated September 28, 1995, Amendment No. 4 to Schedule 13D dated March 1, 1996, Amendment No. 5 to Schedule 13D dated February 15, 2000 and Amendment No. 6 to Schedule 13D dated March 17, 2000 each of which relate to the Common Stock, $.10 par value per share, of Ultralife Batteries, Inc., a Delaware corporation (the "Issuer"). In the event that any disclosure contained in this Amendment No. 7 is inconsistent with the disclosure contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosure from the date of this Amendment No. 7.


Item 1. Security and Issuer

         This Schedule 13D/A relates to the Common Stock, $.10 par value per share of Ultralife Batteries, Inc., the principal executive offices of which are located at 2000 Technology Parkway, Newark, New York 14513.


Item 2. Identity and Background

         This Schedule 13D/A is being filed by Intermagnetics General Corporation, a New York corporation that is a developer and manufacturer of superconducting materials, electromagnetic components and cryogenic refrigeration systems. The principal executive offices of the Reporting Person are located at 450 Old Niskayuna Road, Latham, New York 12110.

         Schedule I to the Statement, which contains background information regarding each executive officer and director of the Reporting Person and is incorporated by reference into Item 2 of the Statement, is hereby amended and restated to read in its entirety as set forth in Schedule I attached hereto.

         Neither the above-referenced persons, nor the Reporting Person has been, during the last five years, (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is a subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

         Not applicable.


Item 4. Purpose of Transaction

         On October 21, 2002, the Reporting Person sold 727,153 shares of the Issuer's Common Stock at a price of $1.52 per share for total cash consideration of $1,105,273. This sale divested the Reporting Person of all of its shares of Common Stock of the Issuer.




                                Page 3 of 5 Pages

Item 5. Interest in Securities of the Issuer

         (a) Item 5.(a) of the Statement is hereby amended and restated to read in its entirety as follows:

The Reporting Person currently owns no shares of the Common Stock of the Issuer (the "Shares").

Thomas L. Kempner, a director of the Reporting Person, owns, or has voting power over, 15,600 shares of the Common Stock of the Issuer, corresponding to approximately 0.1% of the outstanding shares of Common Stock of the Issuer. The Reporting Person disclaims beneficial ownership of the shares beneficially owned by Mr. Kempner.


         (b) No change


         (c) Item 5.(c) of the Statement is amended by adding to the end thereof the following:

On October 21, 2002, the Reporting Person sold 727,153 shares of the Issuer's Common Stock at a price of $1.52 per share to four (4) insiders of the Issuer in a brokerage transaction reported on NASDAQ. Prior to October 21, 2002, the Reporting Person disposed of certain shares of the Issuer's Common Stock in transactions that did not result in a material decrease in the percentage of the class of shares beneficially owned by the Reporting Person, including the disposition of 100,000 shares of the Issuer's Common Stock at a price of $1.80 per share in a brokerage transaction reported on NASDAQ on October 15, 2002.

         (d) No change.


         (e) No Change.

Except as described above, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.


Item 7. Material to Be Filed as Exhibits

         None.






                                Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           INTERMAGNETICS GENERAL CORPORATION


October 22, 2002           By: /s/ Michael K. Burke
                               -------------------------------------------------
                                   Michael K. Burke
                                   Executive Vice President,
                                   and Chief Financial Officer





































                                Page 5 of 5 Pages

                                   Schedule I
                                   ----------

         The names, addresses and principal occupations of each of the executive officers and directors of Intermagnetics General Corporation (the "Reporting Person") are listed below. Except as noted, all such persons are U.S. citizens. The business address of each of the persons listed below is c/o Intermagnetics General Corporation, 450 Old Niskayuna Road, Latham, New York 12110.

                                                    Positions and Principal Occupation
                                                    and Principal Address of Organization in
Name                                                which such Employment is Conducted
----                                                ----------------------------------
Glenn H. Epstein                                    Chairman and Chief Executive Officer of the Reporting
                                                    Person

Michael K. Burke                                    Executive Vice-President and Chief Financial Officer
                                                    of the Reporting Person

Leo Blecher                                         Sector President, MRI Segment of the Reporting Person

Philip J. Pellegrino                                Sector President, Energy Technology Segment of the
                                                    Reporting Person

David E. Thielman                                   Vice President and General Manager, IGC-Polycold
                                                    Systems Inc., a wholly-owned subsidiary of the
                                                    Reporting Person

John M. Albertine                                   Director of the Reporting Person; Chairman and CEO of
                                                    Albertine Enterprises, Inc.; 655 Metropolitan Square,
                                                    Suite 460, Washington, DC 20005

Larry G. Garberding                                 Director of the Reporting Person; 93 Lothrop Road
                                                    Grosse Pointe Farms, MI 48236

Michael E. Hoffman                                  Director of the Reporting Person, Managing Director,
                                                    Equity Research for Friedman, Billings, Ramsey, Co.;
                                                    1001 19th St., Arlington, VA  22209

James S. Hyde                                       Director of the Reporting Person; Professor of
                                                    Biophysics at the Medical College of Wisconsin; 8701
                                                    Watertown Plan Road, P.O. Box 26509, Milwaukee, WI
                                                    53226-0509

Thomas L. Kempner                                   Director of the Reporting Person; Chairman and Chief
                                                    Executive Officer, Loeb Partners Corporation; Room
                                                    2450, 61 Broadway, New York, NY 10006

Sheldon Weinig                                      Director of the Reporting Person, Adjunct Professor,
                                                    Columbia University and State University of New York
                                                    at Stony Brook




                         Schedule I - Page 1 of 1 Page